EXHIBIT 99(A)

COUNCIL OF EUROPE

DEVELOPMENT BANK

ARTICLES OF AGREEMENT

Edition updated in May 2008

CEB – Articles of Agreement

Article I

Establishment of the Bank

A Council of Europe Development Bank (hereinafter called “the Bank”) shall be established.

The Bank shall be attached to the Council of Europe and administered under its supreme authority.

Article II1

Purpose

a.    The primary purpose of the Bank is to help in solving the social problems with which European countries are or may be faced as a result of the presence of refugees, displaced persons or migrants consequent upon movements of refugees or other forced movements of populations and as a result of the presence of victims of natural or ecological disasters.

The investment projects to which the Bank contributes may be intended either to help such people in the country in which they find themselves or to enable them to return to their countries of origin when the conditions for return are met or, where applicable, to settle in another host country. These projects must be approved by a Member of the Bank.

b.    The Bank may also contribute to the realisation of investment projects approved by a Member of the Bank which enable jobs to be created in disadvantaged regions, people in low income groups to be housed or social infrastructure to be created.

Article III

Membership of the Bank

a.    Any Member State of the Council of Europe may become a Member of the Bank by addressing a declaration to the Secretary General. This declaration shall contain acceptance of the present Articles of Agreement by the Government of the State concerned and the subscription by that Government of the number of participating certificates fixed in agreement with the Governing Board, in pursuance of Article IX, Section 3, paragraph 1, litt. a. of the Articles of Agreement.

b.    A European State which is not a member of the Council of Europe may:

i.    either be admitted as a Member of the Bank upon such special conditions as the Bank shall lay down in each case, in accordance with the provisions of Article IX, Section 3. paragraph 1, litt b. A State in respect of which such a decision on admission has been made shall be able to become a Member of the Bank by depositing with the Secretary General of the Council of Europe an instrument stating that it accepts the present Articles of Agreement, subscribes the number of

[1]	The text of this Article was adopted by the Committee of Ministers at the 496th meeting of the Ministers’ Deputies by Resolution (93) 22 appended hereto.

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participating certificates fixed in agreement with the Governing Board, has taken the measures necessary to enable it to meet all the obligations resulting from the Articles of Agreement and has met all the admission conditions laid down by the Governing Board;

ii.    or conclude with the Bank an association agreement upon such special conditions as the Bank may lay down in each case.

c.    Upon the conditions laid down by the Governing Board, international institutions with a European focus may also become Members of the Bank or conclude an association agreement.

d.    Any State becoming a Member of the Bank shall confirm, in its declaration or its instrument of acceptance of the Articles of Agreement, its intention:

i.     to accede at the earliest opportunity to the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe;

ii.

pending such accession, to apply the legal arrangements resulting from the Protocol to the property, assets and operations of the Bank and to grant to the organs and staff of the Bank the legal status resulting from the Protocol.

Article IV

Obligations of Members

Section 1 – Participating certificates

The Bank shall issue for subscription by its Members participating certificates, expressed in terms of euros (EUR). Each certificate shall have the same nominal value of EUR 1,000. Members shall pay their subscriptions in euros.

Section 2 – Apportionment and paying up of participating certificates

a.	The table appended to the present Articles of Agreement lays down the percentage apportionment of the participating certificates offered for subscription by each Member of the Bank.

b.

The number of participating certificates to be held by new Members of the Bank shall be fixed in agreement with the Governing Board of the Bank, in accordance with Article IX, Section 3. paragraph 1. litt. a. and b. of the present Articles of Agreement.

c.	The minimum percentage of subscribed participating certificates to be paid up, and the dates of the relevant payments, shall be fixed by the Governing Board.

d.	When the Bank’s capital is increased, the Governing Board shall determine, upon uniform conditions for all Members, the percentage to be paid up and the corresponding payment dates.

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Section 3 – Limitation of liability

No Member shall be liable to third parties for any obligation of the Bank.

Article V

Borrowing operations and contributions

For uses consistent with its purpose, the Bank may make borrowings. It may also carry out any other financial transactions useful for the achievement of its purpose under conditions laid down by the Administrative Council.

The Bank is empowered to receive contributions offered for specific purposes which come within its stated aims.

Article VI

Investments

The Bank’s liquid assets, capital and reserves may be invested upon conditions to be fixed by the Administrative Council in accordance with the principles of sound financial management.

Article VII

The Bank’s means of action

Section 1 – Loans

Loans made by the Bank shall be in one of the following forms:

a.	loans to Members of the Bank;

b.	loans guaranteed by a Member of the Bank granted to any legal person approved by that Member;

c.	loans granted to any legal person approved by a Member of the Bank, when the Administrative Council is satisfied that the loan requested is covered by adequate guarantees.

Section 2 – Guarantees

Upon conditions to be fixed by the Administrative Council in each case, the Bank may grant its guarantee to financial institutions approved by a Member for loans to further the realisation of the purposes set out in Article II.

Section 3 – Trust account

The Bank may open and manage trust accounts for receiving voluntary contributions from its Members, from the Bank and from the Council of Europe.

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Section 4 – Interest rebate

Loans may be accompanied by a full or partial interest rebate.

A proportion of the profits realised by the Bank and voluntary contributions by Members shall be used to subsidise the interest rate on certain loans upon conditions decided by the Administrative Council.

Section 5 – Conditions for granting loans - Information to be provided

The Administrative Council shall lay down the general conditions for granting loans and shall determine what information a borrower shall be required to furnish in support of its application.

Section 6 – Default

The Bank’s transactions in favour of a Member or of a legal person as referred to in Section 1. above shall be suspended if the borrower, or failing the latter, the guarantor defaults on payments due in respect of loans or guarantees granted to it by the Bank.

Article VIII

Organisation, administration and supervision of the Bank

The organisation, administration and supervision of the Bank shall be divided between the following:

-	the Governing Board,
-	the Administrative Council,
-	the Governor,
-	the Auditing Board,

as provided in the following Articles.

Article IX

Governing Board

Section 1

The Governing Board shall consist of a Chairman and one representative appointed by each Member. Each Member may appoint a substitute. The Secretary General of the Council of Europe may participate in or be represented at the meetings.

Section 2

The Governing Board is the supreme organ of the Bank; it shall be vested with all powers in respect of the Bank, save the right to change its purposes as stipulated in Article II of the Articles of Agreement.

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Section 3

1.	The Governing Board shall

a.	determine the conditions upon which Council of Europe Member States become Members of the Bank;

b.

authorise European States not members of the Council of Europe and international institutions with a European focus to become Members of the Bank and lay down the conditions for such authorisation and the number of participating certificates to be subscribed by such members;

c.	adjust the apportionment of the capital among Members as shown in the table appended to the present Articles of Agreement;

d.	increase or reduce the authorised capital and fix the proportion of the subscribed shares to be paid up and the dates by which payment must be made;

e.	ensure compliance with the aims stated in the Articles of Agreement;

approve the Bank’s annual report, accounts and other financial statements;

provide general guidelines concerning the institution’s activity;

f.	suspend or terminate the Bank’s operations and, in the event of liquidation, distribute its assets;

g.	suspend a Member;

h.	amend these Articles of Agreement, without, however, making any change in their stated aims;

i.	interpret these Articles of Agreement and determine any appeals against decisions concerning the interpretation or application of the Articles of Agreement;

j.	authorise the conclusion of general agreements on co-operation with other international organisations;

k.	elect the Chairman of the Governing Board and the Chairman of the Administrative Council;

l.

appoint the Governor and, as necessary, on a proposal by the Governor, one or more Vice-Governors, one of whom shall replace the Governor in the latter’s absence, and remove them from their posts and accept their resignation;

m.	appoint the members of the Auditing Board;

n.	appoint the external auditor and lay down his terms of reference;

o.	draw up its Rules of Procedure;

p.	exercise such other powers as are expressly assigned to the Governing Board in these Articles of Agreement.

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2.    The Governing Board shall make its decisions regarding litt. d. and f. on a proposal by the Administrative Council, and on litt. c., m. and n., after hearing the latter. The Administrative Council shall give its opinion on all other decisions with financial consequences.

3.    All powers other than those set forth in Section 3 paragraph 1 above shall be delegated to the Administrative Council.

The powers delegated to the Administrative Council in these Articles of Agreement may be reassumed only in exceptional circumstances and for a specified period.

4.    The Governing Board shall meet once a year. It may, if necessary, hold additional meetings.

5.    The Governing Board may when necessary invite representatives of international organisations or any other interested person to participate in its proceedings without the right to vote.

Section 4

a.    Decisions taken by the Governing Board at its meetings shall be valid only if two-thirds of its Members’ representatives are present.

Decisions shall be taken by voting. Only votes in favour and against shall count for the purpose of calculating majorities.

b.    Decisions may also be taken in writing between meetings.

c.    Each Member of the Bank shall have one vote for each participating certificate held by it.

d.    Any Member which has failed to pay on time the part of the capital falling due may not, for as long as such non-payment persists, exercise the voting rights corresponding to the sum due and not paid up.

e.    Decisions shall be reached by a majority of the Members voting in favour or against and holding two-thirds of the votes cast.

f.    A majority of three-quarters of the Members voting in favour or against and holding three quarters of the votes cast, shall be required for:

-	the decision provided for in Section 3. paragraph 3. of this Article;

-	adjustments to the apportionment table appended to these Articles of Agreement not resulting from the admission of new Members which are made pursuant to Section 3. paragraph 1. litt. c.

g.    The decisions referred to in Section 3. paragraph 1. litt. f. and h. shall be taken by an unanimous vote of the Members casting a vote.

Section 5

a.    The Governing Board shall be chaired by a Chairman elected by it for a three-year term.

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The outgoing Chairman may be re-elected for a further three-year term. Each Member of the Bank is entitled to present a candidate.

The Chairman shall be responsible for political relations with officials of the States, the Council of Europe and other international institutions, in close co-operation with the Governor.

The Chairman shall keep the Committee of Ministers and the Parliamentary Assembly regularly informed of the Bank’s activities; he shall, inter alia, forward the Governor’s report to the Committee of Ministers and maintain all other necessary contacts with the Council of Europe.

Article X

Administrative Council

Section 1

The Administrative Council is vested with all the powers delegated to it by the Governing Board in pursuance of Article IX.

Section 2

a.    The Administrative Council shall consist of a Chairman appointed by the Governing Board for a three-year term, renewable for a second three-year term, and one representative appointed by each Member. Each Member may appoint a substitute. The Secretary General of the Council of Europe may participate in or be represented at the meetings.

b.    The Administrative Council shall be convened by its Chairman or at the request of five of its members at least four times a year.

c.    The Administrative Council may, when necessary, invite representatives of international organisations or any other interested person to participate in its proceedings without the right to vote.

Section 3

a.    Decisions of the Administrative Council at its meetings shall be valid only if two-thirds of its Members’ representatives are present.

b.    Each Member shall have one vote for each participating certificate held by it.

Decisions shall be taken by a majority vote. Only votes in favour or against shall count for the purpose of calculating the majority or majorities.

c.    Decisions may also be taken in writing between meetings.

d.    Any Member which has failed to pay on time the part of the capital falling due may not, for as long as such non-payment persists, exercise the voting rights corresponding to the sum due and not paid up.

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e.    However, the Administrative Council shall adopt the following decisions by a majority of its members voting in favour or against and by a majority of votes cast:

i)     decisions relating to investment projects which have not obtained in the Executive Committee the majority required under Section 5. litt. e. of this Article;

ii)     proposals and opinions addressed to the Governing Board in accordance with Article IX, Section 3. paragraph 1 litt. c., d.,f.,m. and n.;

iii)    adoption or amendment of the Rules of Procedure of the Administrative Council;

iv)    composition of the Executive Committee;

f.    Furthermore, the Administrative Council shall take by a majority of Members voting in favour or against and holding two-thirds of the votes cast decisions relating to investment projects which have not received the opinion as to admissibility referred to in Article XIII, litt. c. of the Articles of Agreement.

Section 4

The Administrative Council may at any time appoint committees from among its members and delegate to such committees powers to be specified in each case.

Section 5

a.    In accordance with its rules of procedure the Administrative Council shall set up an Executive Committee composed of members of the Administrative Council. When determining the composition of this Committee, the Administrative Council shall bear in mind the fact that all the Bank’s Members should have the possibility of sitting on the Executive Committee, while also taking into consideration the participating certificates held and the importance of ensuring a balanced geographical distribution.

The Executive Committee shall, inter alia:

i)

conduct an initial examination of applications for loans and guarantees and, provided that there is no request by a member of the Council for a project to be examined by the Council, adopt small-scale projects which do not raise any questions of principle concerning the work of the Bank in the manner and according to the guidelines adopted by the Administrative Council for this purpose. Where a project does not obtain the majority required below, it will be submitted to the Administrative Council;

ii)	monitor the implementation of the investment projects financed by the Bank and take any appropriate decisions in this connection;

iii)	monitor the Bank’s financial activities, in particular its financial transactions, and take all the necessary measures in this connection;

iv)	give its opinion on any other question put to it by the Administrative Council;

v)	assist in the preparation of the Administrative Council’s meetings in respect of the above-mentioned items.

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b.    The Executive Committee shall report on its decisions, work and proposals at each meeting of the Administrative Council.

c.    Any Member not represented on the Executive Committee may, on request, take part in the discussion of agenda items of particular interest to it.

d.    The Executive Committee shall meet as frequently as necessary, but at least eight times a year.

e.    Within the guidelines and limits laid down by the Administrative Council, the Executive Committee shall take its decisions by a double majority, i.e. a majority of three quarters of its members and a majority of votes cast. If this majority is not attained, the item under discussion shall be referred back to the Administrative Council.

Article XI

Governor

Section 1 – Functions of the Governor

a.    The Governor shall be the legal representative of the Bank. He shall be the head of the Bank’s operational services and shall conduct day-to-day business on the instructions of the Administrative Council. In accordance with Articles V and VII, he shall not contract any financial obligations without the authorisation of the Administrative Council. Under the general supervision of the Administrative Council, he shall be responsible for the organisation of the operational services and for the appointment and dismissal of the staff of the Bank, within the framework of the regulations adopted by the Administrative Council.

b.    He shall be assisted by one or more Vice-Governors and replaced by one of them if necessary.

c.    In the performance of their duties the Governor and staff must devote themselves fully to the service of the Bank, to the exclusion of any other activity. Each Member shall respect the international character of the task of the Governor and staff of the Bank and refrain from any attempt to influence these persons.

d.    The Council of Europe Staff Regulations shall be applicable to the staff of the Bank in any matter not covered by a specific decision of the Administrative Council.

Section 2 – Reports to the Administrative Council

The Governor shall give his opinion to the Administrative Council on the technical and financial aspects of investment projects submitted to the Bank.

The Governor shall submit to the Administrative Council regular reports on the position of the Bank and on proposed transactions and shall supply it with any information it may request.

The Governor shall draw up a full annual report on all operations effected during the year. This report shall be accompanied by the balance sheet of the Bank and the operational accounts, together with the Auditing Board’s report on these documents.

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Section 3 – Appointment and salary of the Governor

The Governor and Vice-Governors shall each be appointed for a renewable term of five years. The amount of their salary shall be fixed by the Administrative Council.

Article XII

Auditing Board

The Auditing Board shall consist of three members appointed pursuant to Article IX, Section 3. litt m. for their competence in economic and financial matters. They shall act completely independently.

The Auditing Board shall inspect the Bank’s accounts and verify that the operational accounts and balance sheet are in order.

In its annual report, the Auditing Board shall certify that the balance sheet and operational accounts accord with the books, that they give an accurate and true picture of the state of the Bank’s affairs as at the end of each financial period and that the Bank is being managed according to the principles of sound financial management.

The Board shall receive copies of any documents useful to it in its work, such as the reports of the external and internal auditors. At the request of the organs of the Bank, the Board shall perform any other task pertaining to the supervision of the Bank’s financial activity.

Article XIII

Council of Europe

a.    With a view to ensuring relations with the Council of Europe, the Committee of Ministers and Parliamentary Assembly of the Council of Europe shall be regularly informed of the Bank’s activities. The Governing Board shall state a position on the recommendations and opinions of the Committee of Ministers and Parliamentary Assembly transmitted to it.

b.    The Secretary General of the Council of Europe shall participate in, or may be represented at, meetings of the Governing Board and Administrative Council, without the right to vote.

He shall carry out any duty entrusted to him in pursuance of the present Articles of Agreement or of the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe. In this connection he shall place the requisite staff at the disposal of the Bank.

He may perform any other duty entrusted to him by the Organs of the Bank in accordance with the provisions of the Partial Agreement on the Council of Europe Development Bank.

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c.    Applications for loans or guarantees shall be submitted to the Administrative Council after receipt of the Secretary General’s opinion as to admissibility based on the project’s conformity with the political and social aims of the Council of Europe.

Article XIV

Headquarters

The principal office of the Bank shall be at Strasbourg, France. The headquarters of the operational services shall be in Paris and may be changed only by a decision of the Governing Board and an identically worded decision of the Administrative Council.

Article XV

Suspension of operations and liquidation of the Bank

Section 1 – Withdrawal of Members

Any Member may withdraw from the Bank on conditions laid down by the Governing Board on giving notice of six months prior to the end of the current calendar year.

Section 2 – Suspension of operations

Should the Governing Board decide upon the suspension of activities, the Bank shall cease all loan and guarantee operations.

Section 3 – Liquidation of the Bank

Should the Governing Board decide upon the termination of operations, the Bank shall forthwith cease all activities except those incidental to the settlement of its obligations and the realisation, conservation and preservation of its assets.

After all liabilities of the Bank, including satisfaction of rights upon distribution which may previously have been granted by the Bank upon accepting contributions under Article V, have been discharged or provided for, the Members of the Bank shall adopt a plan for the distribution of assets which shall be based on the following principles:

a.    No Member of the Bank against which the Bank has an unsatisfied claim shall be eligible to participate in the distribution under the plan until it has regularised its position;

b.    Priority shall be given to using the Bank’s net assets to reimburse to Members the sums paid by them in pursuance of Article IV, in proportion to the number of certificates paid up.

Any excess of the Bank’s net assets over the aggregate total of such distributed shares shall be allotted to all Members of the Bank in proportion to the number of participating certificates held by each;

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c.    Should there be net liabilities, they shall be distributed among the Members of the Bank in proportion to the number of participating certificates held by each. Each Member will be required to pay its share to the Bank, less the certificates paid up and up to a maximum of the certificates subscribed.

Article XVI

Interpretation of the present Articles of Agreement

Any decision of the Administrative Council involving the interpretation of the present Articles of Agreement may be referred to the Governing Board at the request of any Member. Until such time as the Governing Board has made a ruling, the Bank may, to the extent it deems it necessary, act on the basis of the decision of the Administrative Council.

Article XVII

Notifications

The Secretary General of the Council of Europe shall notify the Members of the Bank and the Governor of:

a)	the deposit of any declaration or instrument of acceptance of these Articles of Agreement;

b)	any document amending these Articles of Agreement.

The Secretary General of the Council of Europe shall forward a certified copy of these Articles of Agreement to each Member State of the Council of Europe and to every other Member of the Bank.

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APPENDIX

TABLE APPENDED TO THE ARTICLES OF AGREEMENT SHOWING THE PERCENTAGE APPORTIONMENT AMONG MEMBERS OF THE BANK OF THE PARTICIPATING CERTIFICATES SUBSCRIBED

(with amendments reflecting the accession of Bulgaria (28.05.94), Slovenia (1.02.94), Lithuania (8.01.96), Romania (5.03.96), Croatia (24.06.97), “the former Yugoslav Republic of Macedonia” (15.12.97), Hungary (10.03.98), Estonia (1.04.98), Moldova (4.05.98), Poland (17.08.98), Latvia (14.09.98), Slovakia (22.12.98), Czech Republic (12.02.99), Albania (24.06.99), Bosnia and Herzegovina (18.12.2003), Serbia (23.04.2004), Ireland (30.11.2004), Georgia (10.01.2007) and Montenegro (19.11.2007))

MEMBER STATES	%	MEMBER STATES	%
ALBANIA	0.243	MALTA	0.184
BELGIUM	2.986	MOLDOVA	0.100
BOSNIA AND HERZEGOVINA	0.176	MONTENEGRO	0.120
BULGARIA	1.135	NETHERLANDS	3.613
CROATIA	0.388	NORWAY	1.268
CYPRUS	0.361	POLAND	2.331
CZECH REPUBLIC	0.782	PORTUGAL	2.529
DENMARK	1.629	ROMANIA	1.089
ESTONIA	0.231	SAN-MARINO	0.088
FINLAND	1.268	SERBIA	0.470
FRANCE	16.640	SLOVAKIA	0.344
GEORGIA	0.179	SLOVENIA	0.223
GERMANY	16.640	SPAIN	10.852
GREECE	2.986	SWEDEN	2.529
HOLY-SEE	0.002	SWITZERLAND	1.629
HUNGARY	0.814	“THE FORMER YUGOSLAV REPUBLIC OF MACEDONIA”	0.231
ICELAND	0.184	TURKEY	7.056
IRELAND	0.878
ITALY	16.640
LATVIA	0.233
LIECHTENSTEIN	0.088
LITHUANIA	0.229
LUXEMBOURG	0.631
		TOTAL	100.00

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